uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»

11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

Our reference # 09.1-14/10503

Date 18/VIII.2006

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

SUPPL

Attention: Division of Corporation Finance

Subject: Uralsvyazinform 1H2006 financial and operational results under Russian Accounting Standards

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on Uralsvyazinform 1H2006 financial and operational results under Russian Accounting Standards.

Please, could you acknowledge the receipt of the present letter and the attachments by sealing its copy (attached herewith) and returning it to us? For your accommodation, the envelope with return address comes within.

Sincerely yours,




06016304

Elena V. Neverova
Head of Equity and IR Department

Enclosures:

1. Press release on 1H2006 financial and operational results under Russian Accounting Standards.
2. Balance sheet 1H2006 under RAS.
3. Profit and Loss Statement 1H2006 under RAS.

dlw 8/24

uralsvyazinform

11 Moscovskaya Street, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 376-81-71
www.uralsviazinform.com

1H 2006 RESULTS: STABLE REVENUE AND PROFITABILITY GROWTH

Ekaterinburg – August 3, 2006 – Uralsvyazinform (RTS: URSI/URSIP, ADR: UVYZY/ UVYZYP), the leading carrier of fixed-line and mobile services in the Urals region, Russia reports the unconsolidated financial and operational results for the 1H 2006 prepared under Russian Accounting Standards (RAS).

- **Revenues increased by 19% over 1H 2005. The main growth drivers were increased local rates (monthly subscription fees for local services), further subscriber additions in fixed, mobile and Internet services.**
- **OIBDA grew up to 31% on 1H 2005 as of 1H 2006. OIBDA margin totaled 38,4%. Operating margin was up to 26,5% on 1H 2005.**
- **Revenue growth in business segments reached:**
  - **local services - 19%;**
  - **revenues from operators - 55%;**
  - **mobile services - 352%;**
  - **Internet and unregulated data transmission services - 89%.**
- **Overall subscriber base totaled 7,7 mln., including 4,1 mln. in GSM.**
- **June 22, 2006 – the company held 2005 Annual General Meeting which elected the BoD members and validated the amount of dividend payment on ordinary and preferred shares, as well as introduced amendments and supplements to internal company documents.**

Financial and operational highlights:

	1H2006	*1H2005*	*Change, %*
Financial			
Revenues, US$ mln.*	568.0	477.2	+19.0%
Costs, US$ mln.	417.3	358.5	+16.4%
OIBDA, US$ mln.	218.1	166.5	+31.0%
OIBDA margin	38,4%	34,9%	
Operational profit, US$ mln.	150.7	118.7	+27.0%
Operating margin	26,5%	24,9%	
Pre-tax profit, US$ mln.	80.4	47.5	+69.3%
Net profit, US$ mln.	57.1	28.1	+103.2%
Net margin	10,1%	5,9%	
Operational	***30.06.2006***	***30.06.2005***	***Изменение, %***
Subscriber base:			
Fixed-line subscribers, mln.	3,6	3,4	+5,2%
Mobile (GSM) subscribers, mln.	4,1**	2,8**	x1,4
Digitalization of local fixed-line networks, %	72,3%	66,9%	
Penetration:			
Fixed lines, %	27%	26%	
Mobile, %	87%	62%	
Number of employees	32,137	33,530	-4,2%

* Here and henceforth currency conversions are based on average exchange rates: 1H 2006 – RUR 27.5, 1H 2005 – RUR 28.1

** including subsidiaries

Anatoly Ufimkin, CEO comments on 1H 2006 results: '*in the first half of the year we concentrated on the adaptation to the new market conditions which involved liberalization of the long-distance market, new rules interconnection rules and, in the near future, the CPP principle. In our view, the company has carried out all the necessary preparations, and the reported results are a good evidence of that. Despite the loss of revenues from long-distance services, Uralsvyazinform has been able to increase its revenue due to the synergetic effect of*

consolidation of mobile and Internet subsidiaries and the outrunning growth of these segments. Revenues of the Internet segment have doubled. The half-year has demonstrated a great success in terms of our xDSL promotional program. The number of DSL subscriber has more than doubled for the first six months, while we expect it to exceed 100 thousand by the end of the year'.

Complete accounting statements of Uralsvyazinform as of 1H 2006 may be found in the Financials section at www.uralsviazinform.com

For additional information, please contact IR department on tel. (007 343) 379-12-19, 379 1859 or e-mail: investor@gd.usi.ru.
The most recent company information is also available at www.uralsviazinform.com, www.skrin.ru (complex disclosure information system) or URSI_RU page in Bloomberg system and URSI.RTS page in Reuters system.

Investor Relations
Tel.: +7 (343) 379-12-17
Fax: +7 (343) 376-19-86
investor@gd.usi.ru

OVERVIEW OF BUSINESS

Local services

	01.01.2006	*01.01.2005*	*Change, %*
Capacity installed, '000 lines	3,966.2	3,779.7	+5%
	1.07.2006	*1.07.2005*	*Изменение, %*
Subscribers '000			
including	3 630,0	3 449,6	+5%
Residents	*3 122,0*	*2 968,3*	+5%
Organizations	*508,0*	*481,3*	+6%

In 1H 2006 Uralsvyazinform added 50.1 thous. fixed-line subscribers.

Revenues from local services totaled US$178.3 mln, 19.3% up on 1H 2005. The rises in local tariffs as of September 1, 2005 drove the revenue growth, as well as 180.5 thousand in subscriber additions. The profitability (operating profit/costs) of the local services without revenues from operators was 19.4% for the 1H 2006 year.

The revenues from local services in terms of customer mix:

- residents – 72.0 % (71.7% as of 1H 2005)
- organizations – 28.0% (28.3%).

The local revenues by types of services (including radio access CDMA, DECT), US$ thous:

Line installation	12 652.9
Monthly rentals	125 236.1
Per-minute payments (time-billed calls)	23 449.1
Other local services (contracts redrawn, etc)	10 395.9
Line and cabling rentals	6 124.6
Payphone calls	435.2

Internet

	1H 2006	*1H 2005*	*Change, %*
Traffic, mln min	1 501,7	709,2	+111,7%
Traffic, Gb	381 705,8	217 910,1	+75,2%
Revenues from Internet, US$ thous.	27 380.0	13 688.3	+100.0%

Intra-zone services

Outcoming traffic, mln min	*1H 2006*	*1H 2005*	*Change, %*
Intra-zone traffic, *including**	**2 149,2**	**419,7**	+412,1%
Fixed-to-fixed line calls	425,8	419,7	+1,4%
Fixed-to-mobile calls	1 723,4	n/a	-
For information**			
DLD traffic	518,8	640,0	-18,9%
ILD traffic	62,9	64,4	-2,3%

* Since January 1, 2006 intra-zone traffic comprises the outbound calls initiated by fixed-line subscribers to mobile subscribers within the boundaries of a single inhabited locality.

** The volume of DLD/ILD traffic generated by the subscribers of long-distance operators and transferred by a zonal agent – OJSC "Uralsvyazinform".

Revenues from intra-zone services in 1H 2006 amounted to US$ 42.3 mln. Since January 1, 2006 OJSC "Uralsvyazinform" does not provide long-distance services, according to changes in legislation and new Interaction Rules between operators - OJSC "Rostelecom" and other operators. The segment profitability (not including revenues from operators) as of the reporting period totaled 53.8%.

The long distance revenues in terms of customer mix:

- residents – 41.2% (58.9% as of 1H 2005),
- organizations – 58.8 (41.1%).

The digitalization of intra-zone LD lines (in extension terms) was 97.5% as of July 1, 2006 (compared to 71.0% as of July 1, 2005).

Mobile services GSM

Number of subscribers	*01.07.2006*	*01.04.2006*	*01.01.2006*	*01.07.2005*
Perm region	1 228 216	1 165 964	1 078 766	797 370
Sverdlovsk region	371 863	340 647	290 072	164 544
Tyumen region, including Khanty-Mansyisk and Yamalo-Nenetski ADs	1 438 197	1 346 543	1 271 411	979 290
Chelyabinsk and Kurgan regions	1 013 597	932 458	1 033 992	863 459
Total	**4 051 873**	**3 785 612**	**3 674 241**	**2 804 663**

As presented under Russian Accounting Standards (RAS), the Uralsvyazinform reporting in mobile segment before June 30, 2005 incorporated solely the results of the company's divisions, which provide mobile services on the territory of Perm and Sverdlovsk regions. The results of the 3 subsidiary mobile operators - Ermak RMS, South Urals Cellular Phone, Tyumenruscom, which provide mobile services in Kurgan, Chelyabinsk and Tyumen (including Khanty-Mansyisk and Yamalo-Nenetski ADs) regions, were only consolidated under International Accounting Standards (IAS).
Since July 1, 2005, due to reorganization (consolidation) of the subsidiary mobile operators (Ermak RMS, South Urals Cellular Phone, Tyumenruscom), and formation of the united interregional mobile division of OAO"Uralsvyazinform", the financial results of the mobile division have been included in the financial statements of the company.

As of the reporting period the revenues generated by mobile business were US$ 174.8 mln or 342.5% up on 1H 2005. The segment profitability totaled 43.8%.

New services (SMS, GPRS, MMS, WAP) contributed approx. 10% (12% as of 1H 2005) to the overall mobile revenues.

In the first half of 2006 Uralsvyazinform (mobile trademark - Utel) retained around 30% of regional mobile market in subscriber terms, and 40% market share in revenues. Overall, as of July 1, 2006 Uralsvyazinform had 4.1 mln GSM subscribers across the Urals region. The company added 10% to its subscriber base between January-July 2006.

REVENUES AND EXPENSES REVIEW

On the whole, the company's revenues as of 1H 2006 totaled US$568,0 mln. (+19.0% on 1H 2005), including revenues from telecommunications services at US$540.8 mln (+28.4%).

The structure of revenues from telecommunications services in 1H 2006, US$ thous:

Item, US$ mln.	*1H 2006*	*Weight*	*1H 2005*	*Weight*
Revenues from telecommunications services, including:	540.8	100,0%	421.3	100,0%
Domestic long-distance services	42.3	7,8%	115.3*	27,4%
International long-distance services			24.7	5,9%
Telegraph, telefax services	3.5	0,6%	4.0	0,9%
Local urban services	161.1	29,8%	135.9	32,3%
Local rural services	17.2	3,2%	13.6	3,2%
Radio communication, radio and TV broadcasting	2.9	0,5%	2.2	0,5%
Wired radio	6.0	1,1%	5.3	1,3%
Mobile services	174.8	32,3%	38.7	9,2%
New services	35.6	6,6%	18.8	4,5%
incl. Internet	*27.4*	*5,1%*	*13.7*	*3,2%*
Revenues from operators	97.4	18,0%	62.7	14,9%
incl. Rostelecom	*60.3*	*11,2%*	*17.8*	*4,2%*

** in 2005 – revenues from provision of domestic long-distance services*

Operating expenses amounted to US$417.3 mln. (+16.4% as compared to 1H 2005). The expenditure structure is as follows, US$ thous:

Item, US$ mln.	*1H 2006*	*Weight*	*1H 2005*	*Weight*
Depreciation	67.5	16,2%	47.9	13,4%
Wages	127.9	30,6%	106.9	29,8%
Social tax expense	29.2	7,0%	24.1	6,7%
Rental expenses	9.2	2,2%	6.2	1,7%
Rostelecom interconnect charges	3.9	0,9%	56.3	15,7%
Other operators' services	37.5	9,0%	15.9	4,4%
Materials	23.9	5,7%	19.9	5,6%
Leasing repayments	12.0	2,9%	5.9	1,6%
Taxes and deductions included in expenses on main operations	0.8	0,2%	0.5	0,1%
Third party services, including	60.2	14,4%	45.2	12,6%
Repairs and maintenance	12.4	3,0%	9.3	2,6%
Power and electricity	5.7	1,4%	4.7	1,3%
Heat power	3.1	0,7%	2.6	0,7%
Other utilities	0.7	0,2%	0.6	0,2%
Labor costs	1.7	0,4%	1.2	0,3%
Transport	0.6	0,2%	0.6	0,2%
Security	2.7	0,6%	7.0	1,9%
Consulting, information and audit services	2.7	0,7%	3.1	0,9%
Agents' commissions	24.4	5,8%	16.2	4,5%
Other expenses	45.3	10,9%	29.7	8,3%
TOTAL	**417.3**	**100,0%**	**358.5**	**100,0%**

Considerable growth of expenses on Other operators' services was caused by consolidation of the subsidiary mobile businesses (ZAO "Ermak RMS", OOO "South Urals Cellular Phone", ZAO "Tyumenruskom") and their financial and operational results into financial reporting of the parent company since July 1, 2005, as well as by increased subscriber base of mobile and new services.

The main contributors to Other expenses were Advertising (16% of Other expenses, up 109% on 1H 2005), Insurance (13% of Other expenses, down 3% on 1H 2005). Contributions to the Universal service fund, forming Other expenses, as of 1H 2006 was US$5.5 mln.

Thus, as of 2006 OIBDA amounted to US$218.1 mln. (up 31.0%), operating profit – US$150.7 mln. (up 27.0%), pre-tax profit – US$80.4 mln. (up 69.3%), net profit – US$57.1 mln. (up 103.2%).

INVESTMENTS

The investments as of 1H 2006 totaled US$ 93.9 mln (82% of the Capex as of 1H 2005).

Balance Sheet as of June 30, 2006

Prepared in accordance with Russian Accounting Standards

	At the beginning of the period, RUR thnd	At the end of the period, RUR thnd
NON-CURRENT ASSETS		
Intangible assets	6 460	5 305
Fixed assets	37 386 337	37 252 109
Capital investments	891 253	1 814 665
Income-generating investment in material valuables	39	36
Long-term financial investments	440 019	439 439
Deferred tax asset	249 263	140 728
Other non-current assets	2 074 487	2 559 323
Total non-current assets	**41 047 858**	**42 211 605**
CURRENT ASSETS		
Inventories	1 272 649	999 704
VAT on goods purchased	1 856 263	792 874
Accounts receivable, incl.		
due after 12 months since the reporting date	245 044	268 878
due within 12 months since the reporting date	2 510 200	2 984 398
Short-term financial investments	514	224
Cash and cash equivalents	370 795	765 550
Other current assets	1 257	18 781
Total current assets	**6 256 722**	**5 830 409**
TOTAL ASSETS	**47 304 580**	**48 042 014**
CAPITAL AND RESERVES		
Charter capital	4 816 167	4 816 167
Paid-in-excess capital	4 875 135	4 868 901
Reserve capital	240 808	240 808
Retained earnings (losses) of the previous years	7 258 078	6 526 325
Retained earnings (losses) of the reporting year	X	1 571 407
Total capital and reserves	**17 190 188**	**18 023 608**
NON-CURRENT LIABILITIES		
Borrowings	14 817 317	15 428 200
Deferred tax liabilities	1 337 904	1 656 202
Other non-current liabilities	1 723 260	1 317 760
Total non-current liabilities	**17 878 481**	**18 402 162**
CURRENT LIABILITIES		
Borrowings	5 965 082	5 525 047
Accounts payable	5 696 532	4 844 246
Dividends payable	29 184	763 374
Income of future periods	103 869	89 521
Reserves for future expenses and payments	423 804	369 556
Other current liabilities	17 440	24 500
Total current liabilities	**12 235 911**	**11 616 244**
TOTAL EQUITY AND LIABILITY	**47 304 580**	**48 042 014**

Profit and Loss Statement as of June 30, 2006

Prepared in accordance with Russian Accounting Standards

	For the reporting period, RUR thnd	For the similar period of the last year, RUR thnd
Income and expenses from main activities		
Net sales of goods, products, work, services (minus VAT, excise duties and similar obligatory payments)	15 620 830	13 408 165
Including sales of telecommunications services	14 872 172	11 838 338
Cost of goods, products, work, services sold	(11 476 555)	(10 073 771)
Including costs of telecommunications services	(10 975 557)	(9 543 794)
Profit (loss) from sales of goods (work, services)	**4 144 275**	**3 334 394**
Interest receivable	9 639	4 238
Interest payable	(1 046 510)	(983 993)
Income from stakes in other companies	1 930	2 977
Other operating income	92 078	56 564
Other operating expenses	(705 432)	(665 711)
Non-operating income and expenses		
Non-operating income	174 763	149 262
Non-operating expenses	(458 423)	(564 205)
Profit (loss) for the reporting period	**2 212 320**	**1 333 526**
Profit tax and other deductions	(640 797)	(543 002)
Profit from main activities	**1 571 523**	**790 524**
Extraordinary incomes	0	0
Extraordinary expenses	(116)	(182)
Net profit	**1 571 407**	**790 342**

uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Our reference # 09.1-14/10502

Date 18/VIII.2006

Attention: Division of Corporation Finance

Subject: Uralsvyazinform information on corporate actions dd. August 2, 2006 – August 15, 2006

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. August 2, 2006 – August 15, 2006.

Please, could you acknowledge the receipt of the present letter and the attachments by sealing its copy (attached herewith) and returning it to us? For your accommodation, the envelope with return address comes within.

Sincerely yours,



Elena V. Neverova
Head of Equity and IR Department

Enclosures:

1. Information on corporate actions dd. August 2, 2006 (agenda of extraordinary general shareholders meeting).
2. Information on corporate actions dd. August 3, 2006 (bonds of 03 series removed from NP Russian Trading System).
3. Information on corporate actions dd. August 3, 2006 (bonds of 03 series removed from NP Russian Trading System).
4. Information on corporate actions dd. August 10, 2006 (appointment of Management Board).
5. Information on corporate actions dd. August 15, 2006 (new license for telecommunication services for on-air broadcasting).



uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

August 2, 2006

The Uralsvyazinform Board of Directors validated the agenda of the extraordinary general shareholders meeting.

On August 2, 2006 Uralsvyazinform Board of Directors validated the Agenda of the extraordinary general shareholders meeting that will take place on September 26, 2006.

The Agenda shall contain the following items:

1. Early termination of office of the Company's acting Board of Directors.
2. Election of the Company's Board of Directors.
3. Setting the amount of the annual remuneration paid to the Board of Directors' members.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru



uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

August 3, 2006

On August 3, 2006, due to the expiration of term to maturity, the bond issue of 03 series was removed from the list of Nonprofit partnership Russian Trading System Stock Exchange (RTS).

Characteristics of the securities: **non-convertible interest-bearing documentary bearer bonds of 03 series with obligatory centralized custody (state registration number 4-06-00175-A dd. June 24, 2003).**

The list designation: **non-listed securities (admitted to trading without listing procedure).**

The date on which the notification on removal was received from NP RTS: **August 3, 2006.**

The reason for the removal: **the bond issue of 03 series was removed from the stock-exchange list due to the expiration of the term to maturity.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

August 3, 2006

Change of Uralsvyazinform share in the Charter Capital of the Closed Joint-Stock Company 'RusLeasingSvyaz'.

Location of the company: **2 Spasonalivkovsky pereulok, 6, Moscow, Russia.**

Uralsvyazinform share in the Charter Capital and common stock of the Company before the change: **7.3% of the Charter Capital; 7.3% of the common stock.**

Uralsvyazinform share in the Charter Capital and common stock of the Company after the change: **0% of the Charter Capital; 0% of the common stock.**

The date of change of Uralsvyazinform's share in the Charter Capital of the Company: **August 3, 2006.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

August 10, 2006

On August 10, 2006 Uralsvyazinform Board of Directors adopted the decision to form the Management Board consisting of 12 members.

Date and number of the Protocol of the Board of Directors' session: Protocol # 5 dd. August 10, 2006.

1. The newly-formed Management Board of OJSC Uralsvyazinform shall consist of 12 members:

Anatoly Y. Ufimkin, General Director of OJSC Uralsvyazinform.
Sergey V. Akimenko, Deputy General Director on human resources management for OJSC Uralsvyazinform.
Svetlana I. Balueva, Chief Accountant for OJSC Uralsvyazinform.
Andrey Y. Belobokov, Deputy General Director – Commercial Director for OJSC Uralsvyazinform.
Sergey M. Bershev, Deputy General Director – Development Director for OJSC Uralsvyazinform.
Igor D. Bychkov, Deputy General Director – Engineering Director for OJSC Uralsvyazinform.
Ekaterina S. Erofteeva, Deputy Director of Economic and Tariff Policy Department – Head of division for communication services and common maintenance rates regulation, OJSC Svyazinvest.
Sergey N. Kosarev, Deputy Director of Electric Communication Department, OJSC Svyazinvest.
Valery A. Menshenin, Deputy General Director – Security Director for OJSC Uralsvyazinform.
Dmitry I. Samoilov, Deputy General Director on Corporate Development for OJSC Uralsvyazinform.
Valery A. Chernyshev, Deputy General Director – Economy and Finance Director for OJSC Uralsvyazinform.

2. The term of office of the Company's Management Board: July 31, 2007.

1. Anatoly Y. Ufimkin
Share in the Company's Charter Capital: **0.2269 per cent.**
Share in the Company's common stock: **0.2747 per cent.**
Share in the Charter Capital of the Company's associated and dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations that may be acquired by the person in execution of his/her rights to the options granted to him/her by the Company or/and its associated and dependent companies: **no options had ever been issued by OJSC Uralsvyazinform or its associated and dependent companies.**

2. Sergey V. Akimenko
Share in the Company's Charter Capital: **0.00033 per cent.**
Share in the Company's common stock: **0.00041 per cent.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

Share in the Charter Capital of the Company's associated and dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations that may be acquired by the person in execution of his/her rights to the options granted to him/her by the Company or/and its associated and dependent companies: **no options had ever been issued by OJSC Uralsvyazinform or its associated and dependent companies.**

3. Svetlana I. Balueva
Share in the Company's Charter Capital: **0.00037 per cent.**
Share in the Company's common stock: **0.00046 per cent.**
Share in the Charter Capital of the Company's associated and dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations that may be acquired by the person in execution of his/her rights to the options granted to him/her by the Company or/and its associated and dependent companies: **no options had ever been issued by OJSC Uralsvyazinform or its associated and dependent companies.**

4. Andrey Y. Belobokov
Share in the Company's Charter Capital: **0.0002 per cent.**
Share in the Company's common stock: **0.0003 per cent.**
Share in the Charter Capital of the Company's associated and dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations that may be acquired by the person in execution of his/her rights to the options granted to him/her by the Company or/and its associated and dependent companies: **no options had ever been issued by OJSC Uralsvyazinform or its associated and dependent companies.**

5. Sergey M. Bershev
Share in the Company's Charter Capital: **no share.**
Share in the Company's common stock: **no share.**
Share in the Charter Capital of the Company's associated and dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations that may be acquired by the person in execution of his/her rights to the options granted to him/her by the Company or/and its associated and dependent companies: **no options had ever been issued by OJSC Uralsvyazinform or its associated and dependent companies.**

6. Igor D. Bychkov
Share in the Company's Charter Capital: **0.00008 per cent.**
Share in the Company's common stock: **0.00010 per cent.**
Share in the Charter Capital of the Company's associated and dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations that may be acquired by the person in execution of his/her rights to the options granted to him/her by the Company or/and its associated and dependent companies: **no options had ever been issued by OJSC Uralsvyazinform or its associated and dependent companies.**

7. Ekaterina S. Erofteeva
Share in the Company's Charter Capital: **no share.**
Share in the Company's common stock: **no share.**
Share in the Charter Capital of the Company's associated and dependent organizations: **no share**.
Share in the common stock of the Company's associated and/or dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations that may be acquired by the person in execution of his/her rights to the options granted to him/her by the Company or/and its associated and dependent companies: **no options had ever been issued by OJSC Uralsvyazinform or its associated and dependent companies.**

8. Sergey N. Kosarev
Share in the Company's Charter Capital: **no share.**
Share in the Company's common stock: **no share.**
Share in the Charter Capital of the Company's associated and dependent organizations: **no share**.
Share in the common stock of the Company's associated and/or dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations that may be acquired by the person in execution of his/her rights to the options granted to him/her by the Company or/and its associated and dependent companies: **no options had ever been issued by OJSC Uralsvyazinform or its associated and dependent companies.**

9. Valery A. Menshenin
Share in the Company's Charter Capital: **no share.**
Share in the Company's common stock: **no share.**
Share in the Charter Capital of the Company's associated and dependent organizations: **no share**.
Share in the common stock of the Company's associated and/or dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations that may be acquired by the person in execution of his/her rights to the options granted to him/her by the Company or/and its associated and dependent companies: **no options had ever been issued by OJSC Uralsvyazinform or its associated and dependent companies.**

10. Dmitry I. Samoilov
Share in the Company's Charter Capital: **no share.**
Share in the Company's common stock: **no share.**
Share in the Charter Capital of the Company's associated and dependent organizations: **no share**.
Share in the common stock of the Company's associated and/or dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations that may be acquired by the person in execution of his/her rights to the options granted to him/her by the Company or/and its associated and dependent companies: **no options had ever been issued by OJSC Uralsvyazinform or its associated and dependent companies.**

11. Vitaly V. Stoyanov
Share in the Company's Charter Capital: **0.0027 per cent.**
Share in the Company's common stock: **0.0011 per cent.**
Share in the Charter Capital of the Company's associated and dependent organizations: **no share**.
Share in the common stock of the Company's associated and/or dependent organizations: **no share.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

Share in the common stock of the Company's associated and/or dependent organizations that may be acquired by the person in execution of his/her rights to the options granted to him/her by the Company or/and its associated and dependent companies: **no options had ever been issued by OJSC Uralsvyazinform or its associated and dependent companies.**

12. Valery A. Chernyshev

Share in the Company's Charter Capital: **0.0074 per cent.**
Share in the Company's common stock: **0.0030 per cent.**
Share in the Charter Capital of the Company's associated and dependent organizations: **no share**.
Share in the common stock of the Company's associated and/or dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations that may be acquired by the person in execution of his/her rights to the options granted to him/her by the Company or/and its associated and dependent companies: **no options had ever been issued by OJSC Uralsvyazinform or its associated and dependent companies.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru



uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

August 15, 2006

On August 15, 2006 OJSC Uralsvyazinform obtained a notice on a new license issued for its services.

License type: license for rendering telecommunication services for on-air broadcasting.

Number, date of issuing the license, and State authority that issued the license: №43250 dd. July 28, 2006, issued by the State Telecommunication Committee.

Term of the license: not specified in the notice from the Licensing authority.

The date on which a decision of the Licensing authority on issuing the present license entered into force: July 28, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru